Exhibit 99.3

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2076)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of KANZHUN LIMITED (“Company”) are set out below.

Executive Directors

Mr. ZHAO Peng (趙 鵬 ) (Chairman and Chief Executive Officer)

Mr. ZHANG Yu (張 宇 )

Mr. CHEN Xu (陳 旭 )

Mr. ZHANG Tao (張 濤 )

Ms. WANG Xiehua (王 燮 華 )

Non-executive Director

Mr. YU Haiyang (余 海 洋 )

Independent non-executive Directors

Mr. SUN Yonggang (孫 永 剛 )

Mr. LI Yan (李 延 )

Ms. DONG Mengyuan (董 夢 媛 )

Ms. LIU Hongyu (劉 虹 瑜 )

Our Board has four Board committees. The table below provides membership information of these committees on which each Director serves.

Board Committee				Corporate
	Audit	Compensation	Nomination	Governance
Director	Committee	Committee	Committee	Committee
Mr. ZHAO Peng (趙 鵬 )		Member	Member
Mr. ZHANG Yu (張 宇 )
Mr. CHEN Xu (陳 旭 )
Mr. ZHANG Tao (張 濤 )
Ms. WANG Xiehua (王 燮 華 )
Mr. YU Haiyang (余 海 洋 )
Mr. SUN Yonggang ( 孫 永 剛 )	Member	Chairman	Member	Member
Mr. LI Yan (李 延 )	Member		Chairman	Chairman
Ms. DONG Mengyuan ( 董 夢 媛 )	Chairman	Member		Member
Ms. LIU Hongyu ( 劉 虹 瑜 )			Member

May 22, 2025